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OPIC Overseas Private Investment Corporation

1100 New York Avenue, N.W.
Washington, D.C. 20527-0001
(202) 336-8400
FAX (202) 408-9859

As of December 29, 2006

The Directors
EP InterOil Ltd
Suite 2, Orchid Plaza
79 Abbott Street
CAIRNS QLD 4870
AUSTRALIA

Dear Sirs

Loan Agreement between EP InterOil Ltd (EPI) and Overseas Private Investment Corporation (OPIC) dated June 12, 2001, as amended (Loan Agreement)

Terms defined in the Loan Agreement have the same meaning in this document.

OPIC agrees to the following in connection with the Loan Agreement:

(a) Interest payable in accordance with Section 2.04(a) of the Loan Agreement on December 31, 2006 and June 30, 2007 shall instead be payable on September 30, 2007.

(b) Loan repayments payable in accordance with Section 2.05(a) of the Loan Agreement on December 31, 2006 and June 30, 2007 shall instead be payable on December 31, 2007.

(c) Compliance with Section 6.11 of the Loan Agreement is suspended until June 30, 2008.

(d) Compliance with Section 6.15 of the Loan Agreement is suspended until December 31, 2008. If EPI makes any repayments or prepayment of the Loan in advance of the due date for payment, compliance with Section 6.15 of the Loan Agreement will be suspended until a date after December 31, 2008 to be agreed between the parties in good faith having regard to the amount and date of any such payments.

(e) Notwithstanding any other provision of the Loan Agreement (as varied or amended) or any previous agreement amending the Loan Agreement, the $950,000 in aggregate amendment fees currently outstanding from the Borrower to OPIC together with the $500,000 amendment fee payable by the Borrower to OPIC in connection with this Amendment shall be paid by the Borrower to OPIC in 4 quarterly instalments each of $362,500 on each Payment Date commencing December 31, 2007.

This limited waiver and amendment is expressly limited to the matters set forth above and all other terms and provisions of the Loan Agreement are herby confirmed in all respects.

This document is governed by and shall be construed in accordance with the laws of the State of New York.

Yours sincerely,

Overseas Private Investment Corporation

By: Steven S. Smith
Name: Steven Smith
Title: Senior Investment Officer

ACCEPTED AND AGREED TO
As of the date hereof:

E.P. InterOil Ltd.

By: Phil E. Mulacek
Name: Phil Mulacek
Title: Chief Executive Officer